UNITED STATES

                  SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, DC 20549



                              FORM 10-SB12G/A


    GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS
ISSUERS Under Section 12(b) or (g) of the Securities Exchange Act of 1934



                              PRETORY USA, INC.
                              -----------------
             (Name of Small Business Issuer in its Charter)


                 NEVADA                                 33-0780055
                 ------                                 ----------
(State or Other Jurisdiction of Incorporation) (IRS Employer Identification No.)

  161 WEST 54 TH STREET, SUITE 602, NEW YORK               NY 10019
  ------------------------------------------               --------
   (Address of Principal Executive Offices)               (Zip Code)



                          212-707-8661
                          ------------
                   (Issuer's telephone number)


      Securities Registered under Section 12 (b) of the Exchange Act:

  Title of each class                          Name of each exchange on which
  to be registered                             each class is to be registered
  -------------------                          ------------------------------
         NONE                                                NONE

    Securities registered under Section 12(g) of the Exchange Act:

                  Common Stock, par value $.001
                  -----------------------------
                        (Title of class)


                         Page 1 of 64


                        Table of Content

                              PART III
                                                                 Page No.

     Item 1. Index to Exhibits                                       2

     Item 2. Description of Exhibits                                 3

             Signatures                                              64

             FDS                                                     65

ITEM 1. INDEX TO EXHIBITS
-------------------------

The exhibits listed and described below in ITEM 2 are filed herein as the part of the Registration Statement.


ITEM 2. DESCRIPTION OF EXHIBITS
-------------------------------

Exhibit No.                        Description                            Page

3.1               Articles of Incorporation of Pretory USA, Inc.          3-7

3.2               By-Laws of Pretory USA, Inc.                            8-14

10.1              Agreement of Transfer dated August 15, 1997
                  with Pretory, SARL, et al.                              15-19

10.2              Share Exchange Agreement dated as of September 12, 1997
                  by and between Pretory, S.A. and Pretory USA, Inc.      20-32

10.3              Distribution Agreement with Cortez                      33-34

10.4              Distribution Agreement with Securetec                   35-50

10.5              Distribution Agreement with ITI                         51-61

10.8              Demining Agreement: NPA                                 62-63

Ex-27             FDS                                                     65